CENTURY SECURITIES ASSOCIATES, INC.

(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
As of December 31, 2019



EY
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Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902-6765

Tel: +1 203 674 3000

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of Century Securities Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2008.

February 27, 2020

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2019

($ in thousands, except shares)

Assets		
Cash and cash equivalents	$	4,313
Commissions receivable from affiliated broker-dealer		645
Due from affiliated broker-dealer		360
Operating lease right-of-use assets, net		715
Deferred tax assets		94
Due from Parent, net		77
Other assets		241
Total assets	**$**	**6,445**
Liabilities and stockholder's equity		
Payable to independent contractors	$	1,246
Income taxes payable		123
Accrued compensation		152
Other accrued liabilities		851
Total liabilities		2,372
Stockholder's equity		
Capital stock – par value $0.01; authorized 1,000 shares; issued 800 shares		—
Additional paid-in-capital		477
Retained earnings		3,596
Total stockholder's equity		4,073
Total liabilities and stockholder's equity	**$**	**6,445**

See accompanying Notes to Statement of Financial Condition.

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Century Securities Associates, Inc. is a fully-disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. Its major geographic area of concentration is the Midwest. We introduce our customers to an affiliated broker-dealer, Stifel, Nicolaus & Company, Incorporated ("Stifel") who carries such accounts on a fully-disclosed basis. Accordingly, we are exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934. We are a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation.

Basis of Presentation

We are a wholly-owned subsidiary of Stifel Financial Corp. ("Parent"). Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Century Securities Associates, Inc.

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less. Due to the short term nature of these instruments, carrying value approximates their fair value.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock units and debentures to certain of our associates. See Note 4 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, and our stand-alone tax liability or receivable are included in the statement of financial condition.

We generally compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense. See Note 8 for a further discussion of income taxes.

Operating Leases

Our company enters into operating leases for real estate and office equipment, substantially all of which are used in connection with its operations. We adopted Accounting Standards Update ("ASU") 2016-02 "Leases" on January 1, 2019, which required our company to recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where our company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. At December 31, 2019, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in other accrued liabilities in the statement of financial condition. See Note 6 for information about operating leases.

NOTE 3 – Regulatory Capital Requirements

We operate in a highly regulated environment and are subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We calculate our net capital under the aggregate indebtedness method whereby we are required to maintain minimum net capital (as defined), equal to the greater of fifty thousand dollars or 6 2/3% of aggregate indebtedness (as defined). We are not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of our minimum net capital (as defined). At December 31, 2019, we had net capital of $3.4 million, which was $3.2 million in excess of our minimum required net capital of $0.1 million.

NOTE 4 – Employee Incentive, Deferred Compensation and Retirement Plans

Our associates participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures. Awards under the Plan are granted at market value at the date of grant. The awards generally vest ratably over a three- to ten year vesting period. In addition, our associates participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Employee Profit Sharing Plan

Eligible associates of our company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the Profit Sharing Plan. We may match certain associate contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent. The Profit Sharing Plan match expense, which is included in compensation and benefits in the statement of operations was not material for the year ended December 31, 2019.

NOTE 5 – Off-Balance Sheet Credit Risk

Our customers' accounts are carried by Stifel. All execution and clearing services are performed by Stifel. The agreement between our company and Stifel stipulates that all losses resulting from our customers' inability to fulfill their contractual obligations are our responsibility. We manage our risks associated with the aforementioned transactions through Stifel's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2019, no amounts are accrued or due to Stifel for customer losses.

NOTE 6 – Commitments and Contingencies

Leases

We have an operating lease with an affiliate for office space with a remaining lease term of 8 years. At December 31, 2019, operating lease right-of-use assets were $0.7 million and lease liabilities, included in other accrued liabilities in the statement of financial condition, were $0.8 million.

The table below summarizes other information related to our operating leases as of and for the year ended December 31, 2019:

Weighted-average remaining lease term	23.1 years
Weighted-average discount rate	5.04%

In the table above, the weighted-average discount rate represents our company's incremental borrowing rate as of January 2019 for leases existing on the date of adoption of the lease accounting standard and at the lease inception date for leases entered into subsequent to the adoption of the lease accounting standard.

The table below presents information about operating lease liabilities as of December 31, 2019 *(in thousands, except percentages)*:

2020	$	50
2021		51
2022		52
2023		53
2024		56
Thereafter		1,047
Total undiscounted lease payments	$	1,309
Imputed interest		(542)
Total operating lease liabilities	**$**	**767**

Litigation

In the ordinary course of business, we may be a defendant or codefendant in legal proceedings. At December 31, 2019, we believe, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our company's financial condition. The results of such proceedings could be material to our company's financial condition for any particular period, depending, in part, upon additional developments affecting such matters. Legal reserves have been established for potential losses that are probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 7 – Related Party Transactions

We conduct our securities operations as a fully-disclosed introducing broker through Stifel. Under the arrangement, we have a Proprietary Accounts of Broker-Dealers agreement with Stifel.

At December 31, 2019, commissions receivable from affiliated broker-dealer in the statement of financial condition consists of commissions receivable, net of clearing expense, and due from affiliated broker-dealer in the statement of financial condition consists of service fees where Stifel acts as a pass-through from third-party mutual funds and insurance companies.

At December 31, 2019, due from Parent, net consists of amounts owed to our company for services provided, partially offset by amounts due to the Parent for reimbursement of stock unit conversions.

We rent office space from an affiliate at the corporate headquarters. See Note 6 for further discussion.

NOTE 8 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2019 *(in thousands)*:

Deferred tax assets:		
Deferred compensation	$	54
Accruals not currently deductible		22
Lease obligations		209
Other		5
Total deferred tax assets	$	290
Deferred tax liability:		
Operating lease right-of-use asset	$	(196)
Deferred tax assets, net	**$**	**94**

We believe the realization of the remaining net deferred tax asset of $0.1 million is more likely than not based upon the potential for future taxable income.

Uncertain Tax Positions

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2010.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations. We do not expect this change to be material to the financial statements.

NOTE 9 – Recent Accounting Developments

Recently Issued Accounting Guidance

Financial Instruments – Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, "Financial Instruments − Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13)." This accounting update impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL will replace the loss model currently applicable to bank loans, held-to-maturity securities, and other receivables carried at amortized cost.

The accounting update also eliminates the concept of other-than-temporary impairment for available-for-sale securities. Impairments on available-for-sale securities will be required to be recognized in earnings through an allowance, when the fair value is less than amortized cost and a credit loss exists or the securities are expected to be sold before recovery of amortized cost. Under the accounting update, there may be an ability to determine there are no expected credit losses in certain circumstances, e.g., based on collateral arrangements for lending and financing transactions or based on the credit quality of the borrower or issuer. Expected credit losses, including losses on off-balance sheet exposures, such as lending commitments, will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount. Overall, the amendments in this accounting update are expected to accelerate the recognition of credit losses for portfolios where CECL models will be applied. The accounting update is effective for fiscal years beginning after December 15, 2019 (January 1, 2020, for our company) and early adoption is permitted. The adoption of the accounting update is not expected to have a material impact on our statement of financial condition.

Recently Adopted Accounting Guidance

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the obligation to make lease payments. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

We adopted the accounting standard update on January 1, 2019. Upon adoption, in accordance with the accounting standard update, we elected to not reassess the lease classification or initial direct costs of existing leases, and to not reassess whether existing contracts contain a lease. In addition, we have elected to account for each contract's lease and non-lease components as a single lease component. The adoption of the accounting standard update resulted in an immaterial reduction of beginning retained earnings after-tax as a cumulative effect of adoption of an accounting change. Upon adoption, we recorded a gross up of approximately $0.7 million on our statement of financial condition to recognize the right-of-use assets, included in operating lease right-of-use assets, net and lease liabilities, included in other accrued liabilities.

NOTE 10 - Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through February 27, 2020, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, we did not identify any recognized subsequent events that required adjustment to the statement of financial condition.

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